Exhibit 8.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	United Kingdom
SOPHiA GENETICS, Inc.	Delaware (USA)
SOPHiA GENETICS Intermediação de Negócios EIRELI	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy